UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 000-51320

PCL Employees Holdings Ltd.

(Translation of registrant’s name into English)

5410 – 99 Street, Edmonton, Alberta, T6E 3P4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

PCL Employees Holdings Ltd.

By:	/S/ GORDON D. MARON
Gordon D. Maron
Vice President, Secretary and Treasurer

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Notice of Meeting
99.2	PCL Employees Holdings Ltd. Online Shareholder Meeting Web Page
99.3	Communication to Shareholders
99.4	Plan of Arrangement
99.5	Arrangement Resolution
99.6	Employee Plan
99.7	Proposed Amended Articles
99.8	Proposed Amended Articles with Amendments Highlighted
99.9	Amended Unanimous Shareholder Agreement (USA)
99.10	Amended USA with Amendments Highlighted
99.11	Summarized Certain U.S. Federal Tax and Canadian Income Tax Consequences
99.12	Court Order
99.13	Exhibit A to Court Order (Plan of Arrangement)
99.14	Exhibit B to Court Order (Notice of Meeting)
99.15	Exhibit C to Court Order (Web Page)
99.16	Exhibit D to Court Order (Video Script)
99.17	Exhibit E to Court Order (Communication to Shareholders)
99.18	Exhibit F to Court Order (Frequently Asked Questions [FAQs])
99.19	Exhibit G to Court Order (Arrangement Resolution)
99.20	Exhibit H to Court Order (Redlined Articles)
99.21	Exhibit I to Court Order (Redlined USA)
99.22	Petition
99.23	Affidavit
99.24	Exhibit A Cover Page to Affidavit (Current Articles)
99.25	Exhibit B to Affidavit (Notice of Termination of Registration)
99.26	Exhibit C Cover Page to Affidavit (Employee Plan)
99.27	Exhibit D Cover Page to Affidavit (Redlined Articles)
99.28	Exhibit E Cover Page to Affidavit (Existing USA)
99.29	Exhibit F Cover Page to Affidavit (Redlined USA)
99.30	Confidential Question (Email)
99.31	Shareholder Dialogue (Email)
99.32	PCL Employees Holdings Ltd. Share Table at June 1, 2010
99.33	Shareholder Dialogue-FAQs
99.34	Appendix E to Court Order (Cover Page to Employee Plan)
99.35	Appendix F to Court Order (Cover Page to Existing USA)
99.36	Appendix G to Court Order (Cover Page to Interim Order)
99.37	Current USA
99.38	Exhibit A to Affidavit (Existing Articles)
99.39	Exhibit C to Affidavit (Employee Plan)
99.40	Exhibit D to Affidavit (Redlined Articles)
99.41	Exhibit E to Affidavit (Existing USA)
99.42	Exhibit F to Affidavit (Redlined USA)
99.43	Vote Web Page